                                                                    EXHIBIT B-44

                            UNANIMOUS WRITTEN CONSENT
                        IN LIEU OF ANNUAL MEETING OF THE
                              BOARD OF DIRECTORS OF
                            NI ENERGY SERVICES, INC.
                           Dated as of April 11, 2001


         The undersigned, being all of the directors of NI ENERGY SERVICES, INC., an Indiana corporation (the "Corporation"), in lieu of an annual meeting of the Board of Directors and pursuant to the authority of Section 23-1-34-2 of the Indiana Business Corporation Law, do hereby unanimously consent to the adoption of the following resolutions without a meeting and direct the Secretary of the Corporation to file this Consent with the minutes of the proceedings of the Board of Directors of this Corporation.

                            AMENDMENT OF THE BY-LAWS

WHEREAS, the directors of the Corporation believe it to be in the best interests of the Corporation to amend the By-laws to change the office of "Comptroller" to that of "Controller."

NOW, THEREFORE, BE IT RESOLVED, that the first sentence of Article V, Section 1 of the By-laws of the Corporation be, and hereby is amended, to read as follows to change the required officers of the Corporation:

"Section 1 - Officers.

         The officers of the Corporation shall be chosen by the Board of Directors and shall consist of a Chairman, a President, one or more Vice Presidents, if the Board of Directors so elects, a Secretary, one or more Assistant Secretaries, a Treasurer, a Controller, and one or more Assistant Treasurers or Assistant Controllers, if the Board of Directors so elects."

FURTHER RESOLVED, that Article V, Sections 8 and 9 of the By-laws of the Corporation be, and hereby are amended and restated to read as follows to change the office of "Comptroller" to that of "Controller":

"SECTION 8 - CONTROLLER

         The Controller shall have control over all accounts and records pertaining to moneys, properties, materials, and supplies. He or she shall have executive direction of the bookkeeping and accounting departments, and shall have general supervision over the records in all other departments pertaining to moneys, properties, materials, and supplies. He shall have such other powers and duties as are commonly incident to the office of controller of a corporation, subject at all times to the direction and control of the Board of Directors and the President.

SECTION 9 - ASSISTANT CONTROLLER

         The Assistant Controller, if there be one or more Assistant Controllers, shall have such powers and duties as may be prescribed for him by the Board of Directors or be delegated to him by the President. In the absence or disability of the Controller, his powers and duties shall devolve upon such one of the Assistant Controllers, if there be but one Assistant Controller, as the Board of Directors of the President may designate, or there by but one Assistant Controller, then upon such Assistant Controller; and he shall thereupon have and exercise such powers and duties during such absence or disability of the Controller."

FURTHER RESOLVED, that all actions taken, all contracts entered into and all matter and things done by the officers of this Corporation in the general conduct of the business of this Corporation since the last annual meeting shall be, and they hereby are, in all respects, fully approved, ratified and confirmed.

/s/ Stephen P. Adik                      /s/ Jeffrey W. Yundt